SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1933


                            IMMUNOTHERAPEUTICS, INC.
                                (Name of Issuer)


                            Dominion Resources, Inc.
                        (Name of Person filing Statement)

                          Common Stock, $.001 par value
                         (Title of class of securities)


                                  452916 40 6
                                 (CUSIP Number)

              Dominion Resources, Inc. c/o Gene Mulvihill, Chairman
        355 Madison Avenue, Morristown, New Jersey 07960; (201) 984-2276
           (Name, address and telephone number of person authorized to receive notices and communications)


                                  March 1, 1996
             (Date of event which requires filing of this Statement)


Mark the following box if a fee is being paid with this Statement

                                                   [ X ]

                                            SCHEDULE 13D

CUSIP NO. 452916 40 6                                        PAGE 2 OF 4 PAGES

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Dominion Resources, Inc.
    22-2306487

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                     (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware


                   7    SOLE VOTING POWER

                        5,000,000

 NUMBER OF        8    SHARED VOTING POWER
  SHARES
BENEFICIALLY            None
 OWNED BY
   EACH            9    SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                5,000,000
   WITH
                   10   SHARED DISPOSITIVE POWER

                        None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     None

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                      [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     55%%

14   TYPE OF REPORTING PERSON*

     CO
                            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

                                       re

                            IMMUNOTHERAPEUTICS, INC.
                                  ------------


Item 1.  Security and Issuer

                  This statement relates to the shares of Common Stock, $.001 par value of ImmunoTherapeutics, Inc., a Delaware corporation ("ITI"), the principal executive offices of which are located at 3233 Fifteenth Street South, Fargo, North Dakota 58104.

Item 2.  Identity and Background

                  This statement is being filed by Dominion Resources, Inc., a Delaware corporation ("DRI"), with principal offices at 355 Madison Avenue, Morristown, New Jersey 07960, with respect to its purchase of 5,000,000 shares of ITI Common Stock (the "Shares") from ITI pursuant to an Agreement dated March 1, 1996 (the "Stock Purchase Agreement"). The three directors of DRI are Gene M. Mulvihill (also chairman of the Executive Committee and DRI's controlling stockholder); William E. McManus, II (also president); and Paul Donahue. Mr. Mulvihill is currently principally engaged as a private investor. Mr. McManus is currently principally engaged as a practicing attorney. Mr. Donahue is currently principally engaged as a private investor. During the past five years, neither DRI nor any executive officer, director or controlling person was convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) nor was DRI or any of such individuals a party to any civil proceeding with a result as described in Item 2(e) of Schedule 13D. Each of such individuals is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

                  DRI purchased the Shares at a cash purchase price of $.065 per share or $325,000 in the aggregate pursuant to the Stock Purchase Agreement. The purchase price was paid in three essentially equal installments on March 18, April 15 and May 15, 1996 with cash provided from DRI's working capital.


Item 4.  Purpose of Transaction

                  DRI purchased the Shares as an investment and without any specific plan or proposal which related to or would result in any of the transactions referred to in subparagraphs (a) through (i) of Item 4 of Schedule 13D. However, pursuant to the Stock Purchase Agreement, ITI may not without DRI's prior approval (or the approval of its representative on ITI's board of directors if any), (i) merge or consolidate with another entity (excluding the merger or consolidation of a subsidiary of ITI with another subsidiary or with
ITI), (ii) sell, lease or otherwise dispose of any of its assets other than sales or leases in the ordinary course of business, (iii) acquire any interest in any business, or (iv) pay dividends or other distributions with respect to its capital stock or redeem or retire shares of its capital stock. DRI will have the right to designate a representative to be elected as a member of ITI's board of directors so long as it holds more than 500,000 of the Shares.

         In  connection  with  the  purchase,   DRI  was  granted  two  "demand"
registration rights as well as "piggy-back" rights to register the Shares for public offer and sale pursuant to the Securities Act of 1933.

Item 5.  Interest in Securities of the Issuer

                  As a result of the foregoing purchase, DRI is the record and beneficial owner of an aggregate 5,000,000 shares of ITI Common Stock comprising 55% of the outstanding Common Stock. DRI has sole power to vote and to dispose of such shares and to receive or to direct the receipt of dividends from, or the proceeds from the sale of the Shares. With the exception of the purchase of said 5,000,000 shares, DRI did not acquire or dispose of any shares of ITI Common Stock during the past sixty days.

Item 6.  Contracts, Arrangements, Understandings or Relationship   with Respect
         to  Securities of the  Issuer

                  DRI received certain registration rights to register the Shares under the Securities Act of 1933 as described in Item 4 herein.

Item 7.  Material to be Filed as Exhibits

                  1. Purchase Agreement dated as of March 1, 1996 between DRI and ITI.


                                    Signature

                  After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

                                                        DOMINION RESOURCES, INC.



                                       By
                                                        William E. McManus, II
                                                        President
Date: June 14, 1996
          as of March 1, 1996



                               Page 4 of 4 Pages

                               PURCHASE AGREEMENT


         AGREEMENT dated as of March 1, 1996 by and between Immunotherapeutics, Inc., a Delaware corporation (the "Company"), Dominion Resources, Inc., a Delaware corporation ("Dominion").



                                   WITNESSETH:

         WHEREAS, the Company desires to issue and sell to Dominion, at a price of $.065 per share, 5,000,000 shares of the Company's Common Stock (the "Shares"); and

         WHEREAS, Dominion desires to purchase the Shares upon and subject to the terms and conditions hereinafter set forth;

         NOW, THEREFORE, in consideration of the premises and the mutual agreements contained herein, the parties hereto hereby agree as follows:

         1. Purchase and Sale of the Shares. Subject to the terms and conditions set forth herein, the Company hereby agrees to issue and sell to Dominion, and Dominion hereby agrees to purchase from the Company, 1,666,666 Shares at the First Closing (as such term is defined in Section 2.1 hereof) and 1,666,666 Shares at the Second Closing (as such term is defined in Section 2.1 hereof), and 1,666,668 Shares at the Third Closing (as such term is defined in Section
2.1 hereof). The purchase price for the Shares sold pursuant to this Agreement shall be $.065 per Share.

         2.       Closings; Dominion Breach; Termination.

                  2.1. Closings. There shall be three (3) closings of the purchase and sale of the Shares, each of which will take place at the offices of Dominion at The Abbey, 355 Madison Avenue, Morristown, New Jersey. The first such closing (the "First Closing") will take place at 10:00 A.M., local time, on March 18, 1996, the second such closing (the "Second Closing") will take place at 10:00 A.M., local time, on April 15, 1996, and the third such closing (the "Third Closing") will take place at 10:00 A.M., local time, on May 15, 1996. Any such Closing may take place at such other time and place or on such later date as may be mutually agreeable to the parties hereto. At each such Closing, the Company will deliver to Dominion certificates for the Shares purchased as set forth in Section 1 hereof, against payment of the purchase price therefor by Dominion, by wire transfer or check payable to the Company. The Shares shall be registered in Dominion's name or the name of the nominee of Dominion in such denominations as Dominion shall request according to its instructions delivered to the Company not less than two days prior to each Closing.

                  2.2. Termination. In the event that the transactions contemplated by this Agreement to take place at or prior to the First Closing have not been consummated by March 22, 1996, this Agreement shall, at the option of Dominion, terminate and be of no further force and effect, and there shall be no further liability on the part of any party hereto except for breaches of this Agreement prior to the time of such termination.

         3. Conditions to the Obligations of Dominion at the First Closing. The obligation of Dominion to purchase and pay for the Shares to be purchased by Dominion at the First Closing is subject to the satisfaction on or prior to the date of the First Closing of the following conditions, any of which may be waived by Dominion:

                  3.1. Opinion of Counsel to the Company. Dominion shall have received from William S. Clarke, P.A., counsel for the Company, its opinion dated the date of the First Closing substantially in the form of Exhibit A hereto.

                  3.2. Representations and Warranties. All of the representations and warranties of the Company contained in this Agreement shall be true and correct at and as of the date of the First Closing with the same effect as if made on the date of the First Closing, except to the extent of changes caused by the transactions contemplated hereby.

                  3.3. Performance of Covenants. All of the covenants and agreements of the Company contained in this Agreement and required to be performed on or prior to the date of the First Closing shall have been performed in a manner reasonably satisfactory in all respects to Dominion.

                  3.4. Board and Committee Representation. The person designated by Dominion shall have been elected as a member of the Company's Board of Directors.

                  3.5. Legal Action. No action or proceeding before any court or governmental body shall be pending or threatened wherein an unfavorable judgment, decree or order would prevent the carrying out of this Agreement or any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded.
                                      -2-

                  3.6. Consents. The Company shall have obtained in writing all consents required to enable it to observe and comply with all of its obligations under this Agreement and to consummate the transactions contemplated hereby.

                  3.7. Closing Documents. The Company shall have delivered to Dominion (a) a certificate executed by the President of the Company dated the date of the First Closing stating that the conditions set forth in Sections 3.2 through 3.6 hereof have been satisfied and (b) such certificates, other documents and instruments as Dominion may reasonably request in connection with, and to effect, the transactions contemplated by this Agreement.

                  3.8. Proceedings. All corporate and other proceedings taken or to be taken in connection with the transactions contemplated hereby to be consummated at the First Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to Dominion.

         4. Conditions to the Obligations of the Company at the First Closing. The obligation of the Company to issue and sell the Shares to Dominion as set forth herein at the First Closing is subject to the satisfaction on or prior to the date of the First Closing of the following conditions, any of which may be waived by the Company:

                  4.1. Representations and Warranties. The representations and warranties of Dominion contained in this Agreement shall be true and correct at and as of the date of the First Closing with the same effect as if made on the date of the First Closing, except to the extent of changes caused by the transactions contemplated hereby.

                  4.2. Legal Action. No action or proceeding before any court or governmental body shall be pending or threatened wherein an unfavorable judgment, decree or order would prevent the carrying out of this Agreement or any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded.

                  4.3. Proceedings. All proceedings taken or to be taken by Dominion in connection with the transactions contemplated hereby to be consummated at the First Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Company.

         5. Conditions Precedent to the Purchase and Sale of Firm Shares at the Second Closing and Third Closing. The obligation of Dominion to purchase and pay for the Shares to be purchased by Dominion at each of the Second Closing and the Third Closing is subject to the delivery by the Company at each such Closing of a certificate signed by the principal executive officer and the principal financial officer of the Company that there has been no material adverse change or development involving a prospective material change in the condition or prospects or the business activities, financial or otherwise, of the Company since the Balance Sheet Date.

                  6. Representations and Warranties of the Company. The Company hereby represents and warrants to Dominion as follows:

                  6.1. Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority, and holds all licenses, permits and other required authorizations from governmental authorities, necessary to conduct its business as it is now being conducted or proposed to be conducted and to own or lease the properties and assets it now owns or holds under lease. The Company is duly qualified or licensed and in good standing as a foreign corporation in each jurisdiction wherein the character of its properties or the nature of the activities conducted by it makes such qualification or licensing necessary.

                  6.2. Charter Documents. The Company has heretofore delivered to Dominion true, correct and complete copies of the Company's Certificate of Incorporation and By-Laws as in full force and effect on the date hereof. Except as expressly contemplated by this Agreement, there will be no changes or amendments to such Certificate of Incorporation or By-laws between the date hereof and the date of the First Closing.

                  6.3. Capitalization. As of the date hereof and the First Closing, the Company's authorized capitalization consists of 50,000,000 shares of Common Stock, of which 4,122,047 shares are presently issued and outstanding and 2,089,140 shares are reserved for issuance upon the conversion or exercise of presently outstanding convertible securities, options, warrants or other rights to purchase Common Stock. All outstanding shares of the Company are validly issued, fully paid and nonassessable. No stockholder of the Company is, or as of the First Closing will be, entitled to any preemptive rights with respect to the purchase or sale of any securities by the Company. Except as has been set forth in Schedule 6.3 hereto, there are no outstanding options, warrants or other rights, commitments or arrangements, written or oral, to purchase or otherwise acquire any authorized but unissued shares of capital stock of the Company or any security directly or indirectly convertible into or exchangeable for any capital stock of the Company or under which any such option, warrant or convertible security may be issued in the future. None of the shares of Common Stock is reserved for any purpose, and the Company is neither subject to any obligation (contingent or otherwise), nor has any option to repurchase or otherwise acquire or retire any shares of its capital stock.

                  6.4. Subsidiaries. The Company has no wholly or partially owned subsidiaries and does not control, directly or indirectly, any other corporation, business trust, firm, partnership, association, joint venture, entity or organization. The Company does not own any shares of stock, partnership interest, joint venture interest or any other security or interest in any other corporation or other organization or entity.

                  6.5. Authorization; No Breach. The Company has the full corporate power and authority to enter into this Agreement and to perform its obligations hereunder, and the execution, delivery and performance of this Agreement and all other transactions contemplated hereby have been duly authorized by the Company, and this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable in accordance with its terms, except as the enforceability hereof may be limited by (a) bankruptcy, insolvency, moratorium and similar laws affecting creditors' rights generally and (b) the availability of remedies under general equitable principles. The execution and delivery by the Company of this Agreement, the offering, sale and issuance of the Shares pursuant to this Agreement, and the performance and fulfillment of the Company, do not and will not (i) conflict with or result in a breach of the terms, conditions or provisions of, (ii) constitute a default under, or event which, with notice or lapse of time or both, would constitute a breach of or default under, (iii) result in the creation of any lien, security interest, charge or encumbrance upon the capital stock or assets of the Company pursuant to, (iv) give any third party the right to accelerate any obligation under or terminate, (v) result in a violation of, (vi) result in the loss of any license, certificate, legal privilege or legal right enjoyed or possessed by the Company under, or (vii) require any authorization, consent, approval, exemption or other action by or notice to any court or administrative or governmental body pursuant to or require the consent of any other person under, the Certificate of Incorporation or By-Laws of the Company or any law, statute, rule or regulation to which the Company is subject or by which any of its properties are bound, or any agreement, instrument, order, judgment or decree to which the Company is subject or by which its properties are bound.

                  6.6.     Financial Statements.  Annexed hereto as
Schedule 6.6 are (a) the audited financial statements of the Company for the fiscal year ended January 31, 1995, including balance sheet as at the end of such fiscal year and the related statements of income and cash flow statements for such fiscal year, reported on by Mortenson & Associates, and (b) the unaudited financial statements of the Company for the nine (9) month period ended October 31, 1995, including a balance sheet as at the end of such period (together with any related notes, the "Company Balance Sheet") and the related statements of income and retained earnings and cash flow statements for such nine (9) month period (the financial statements referred to in Clauses (a) and
(b) collectively, the "Financial Statements"). For purposes of this Agreement, October 31, 1995, shall be hereinafter referred to as the "Balance Sheet Date". The Financial Statements have been prepared in accordance with generally accepted accounting principles, applied consistently with the past practices of the Company (except as otherwise noted in such Financial Statements), reflect all known liabilities of the Company, including all known contingent liabilities, as of their respective dates, and present fairly the financial position of the Company and the results of its operations as of the time and for the period indicated therein.

                  6.7.  No  Material  Adverse  Changes.  Except  as set forth on
Schedule 6.7 hereto, since the Balance Sheet Date there has not at any time been
(a) any material adverse change in the financial condition, operating results, business prospects, employee relations or customer relations of the Company, or
(b) other adverse changes, which in the aggregate have been materially adverse to the Company.

                  6.8 Absence of Certain Developments. Except as contemplated by this Agreement, and except as set forth in Schedule 6.8 hereto, since the Balance Sheet Date, the Company has not, nor will have prior to the First
Closing; (a) issued any corporate securities; (b) borrowed any amount or incurred or became subject to any liabilities (absolute or contingent), other than liabilities incurred in the ordinary course of business and liabilities under contracts entered into in the ordinary course of business, none of which are or shall be material; (c) discharged or satisfied any lien or encumbrance or paid any obligation or liability (absolute or contingent), other than current liabilities paid in the ordinary course of business; (d) declared or made any payment or distribution of cash or other property to the stockholders of the Company with respect to the Common Stock or purchased or redeemed any shares of Common Stock; (e) mortgaged, pledged or subjected to any lien, charge or any other encumbrance, any of its properties or assets, except for liens for taxes not yet due and payable; (f) sold, assigned or transferred any of its assets, tangible or intangible, except in the ordinary course of business, or disclosed any proprietary confidential information to any person, firm or entity; (g) suffered any extraordinary losses or waived any rights of material value; (h) made any capital expenditures or commitments therefor; (i) entered into any other transaction other than in the ordinary course of business or entered into any material transaction, whether or not in the ordinary course of business; (j) made any charitable contributions or pledges; (k) suffered damages, destruction or casualty loss, whether or not covered by insurance, affecting any of the properties or assets of the Company or any other properties or assets of the Company which could have a material adverse effect on the business or operations of the Company; or (l) made any change in the nature or operations of the business of the Company.

                  6.9 Properties. The Company has good and marketable title to all of the real property and good title to all of the personal property and assets it purports to own, including those reflected as owned on the Company Balance Sheet or acquired thereafter, and a good and valid leasehold interest in all property indicated as leased on the Company Balance Sheet, whether such property is real or personal, free and clear of all liens, charges, encumbrances or restrictions of any nature whatsoever, except (a) such as are reflected on the Company Balance Sheet or described in Schedule 6.9 hereto and (b) for receivables and charges collected in the ordinary course of business. Except as disclosed in Schedule 6.9 hereto, the Company owns or leases all such properties as are necessary to its operations as now conducted and as presently proposed to be conducted and all such properties are, in all material respects, in good operating condition and repair.

                  6.10.  Taxes.  Except as referred to in
Schedule 6.10 hereto, the Company has filed all federal, state, local and foreign tax returns and reports required to be filed, and all taxes, fees, assessments and governmental charges of any nature shown by such returns and reports to be due and payable have been paid except for those amounts being contested in good faith and for which appropriate amounts have been reserved in accordance with generally accepted accounting principles and are reflected on the Company Balance Sheet. There is no tax deficiency which has been, or, to the knowledge of the Company might be, asserted against the Company which would adversely affect the business or operations, or proposed business or operations, of the Company. All such tax returns and reports were prepared in accordance with the relevant rules and regulations of each taxing authority having jurisdiction over the Company and are true and correct. The Company has neither given nor been requested to give any waiver of any statute of limitations relating to the payment of federal, state, local or foreign taxes. The Company has not been, nor is it now being, audited by any federal, state, local or foreign tax authorities. The Company has made all required deposits for taxes applicable to the current tax year.

                  6.11.  Litigation.  Except as set forth on
Schedule 6.11 hereto, there are no actions, suits, proceedings, orders, investigations or claims pending or threatened against or affecting the Company, at law or in equity or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality; there are no arbitration proceedings pending under collective bargaining agreements or otherwise; and, to the knowledge of the Company, there is no basis for any of the foregoing.

                  6.12. Compliance with Law. The Company has complied in all respects with all applicable statutes and regulations of the United States and of all states, municipalities and agencies in respect of the conduct of its business and operations, and the failure, if any, by the Company to have fully complied with any such statute or regulation does not and will not materially adversely affect the business or operations of the Company.

                  6.13. Trademarks and Patents. Schedule 6.13 annexed hereto contains a true and correct list of all trademarks, trade names, patents and copyrights (and applications therefor) if any, heretofore or presently used or required to be used by the Company in connection with its business; and each such trademark, trade name, patent and copyright (and application therefor) listed in Schedule 6.13 as being owned by the Company is not subject to any license, royalty arrangement or dispute. To the knowledge of the Company, none of the trademarks, trade names, patents or copyrights used by the Company in connection with its business infringe any trademark, trade name, patent or copyright of others in the United States or in any other country, in any way which materially adversely affects or which in the future may materially adversely affect the business or operations of the Company. Except as set forth in Schedule 6.13, no stockholder, officer or director of the Company or any other person owns or has any interest in any trademark, trade name, patent, copyright or application therefor, or trade secret, invention or process, if any, used by the Company in connection with its business. To the knowledge of the Company, the business of the Company does not and will not cause the Company to violate any trademark, trade name, patent, copyright, trade secret, license or proprietary interest of any other person, in any way which materially adversely affects or which in the future may materially adversely affect the business or operations of the Company. Except as disclosed in Schedule 6.13 hereto, the Company possesses all proprietary technology necessary for the conduct of business by the Company, both as presently conducted and as presently proposed to be conducted.

                  6.14. Insurance. Schedule 6.14 annexed hereto contains a brief description of each insurance policy maintained by the Company with respect to its properties, assets and business; each such policy is in full force and effect; and the Company is not in default with respect to its obligations under any of such insurance policies. The insurance coverage of the Company is in amounts not less than is customarily maintained by corporations engaged in the same or similar business and similarly situated, including, without limitation, insurance against loss, damage, fire, theft, public liability and other risks. The activities and operations of the Company have been conducted in a manner so as to conform to all applicable provisions of these insurance policies and the Company has not taken or failed to take any action which would cause any such insurance policy to lapse.

                  6.15.  Agreements.  Except as set forth in
Schedule 6.15 hereto, the Company is neither a party to nor bound by any agreement or commitment, written or oral, which obligates the Company to make payments to any person, or which obligates any person to make payments to the Company, in the case of each such agreement in an amount exceeding $5,000, or in the aggregate in an amount exceeding $10,000, or which is otherwise material to the conduct and operation of the Company's business or proposed business or any of its properties or assets, including, without limitation, all shareholder, employment, non-competition and consulting agreements and employee benefit plans and arrangements and collective bargaining agreements to which the Company is a party or by which it is bound. All such agreements are legal, valid and binding obligations of the Company, in full force and effect, and enforceable in accordance with their respective terms, except as the enforceability thereof may be limited by (a) bankruptcy, insolvency, moratorium, and similar laws affecting creditors' rights generally and (b) the availability of remedies under general equitable principles. The Company has performed all obligations required to be performed by it, and is not in default, or in receipt of any claim, under any such agreement or commitment, and the Company has no present expectation or intention of not fully performing all of such obligations, nor does the Company have any knowledge of any breach or anticipated breach by the other parties to any such agreement or commitment. The Company is not a party to any contract, agreement, instrument or understanding which materially adversely affects the business, properties, operations, assets or condition (financial or otherwise) of the Company. Dominion has been furnished with a true and correct copy of each written agreement referred to in Schedule 6.15, together with all amendments, waivers or other changes thereto.

                  6.16.  Undisclosed Liabilities. Except as set forth on
Schedule 6.16 hereto, the Company has no obligation or liability (whether accrued, absolute, contingent, unliquidated, or otherwise, whether or not known to the Company, whether due or to become due) arising out of transactions entered into at or prior to the First Closing of this Agreement, or any action or inaction at or prior to the First Closing of this Agreement, or any state of facts existing at or prior to the First Closing of this Agreement, except (a) liabilities reflected on the Company Balance Sheet; (b) liabilities incurred in the ordinary course of business since the Balance Sheet Date (none of which is a liability for breach of contract, breach of warranty, torts, infringements, claims or lawsuits); and (c) liabilities or obligations disclosed in the schedules hereto.

                  6.17.  Conflicting Agreements. Except as set forth on
Schedule 6.17, no stockholder, director, officer or key employee of the Company is a party to or bound by any agreement, contract or commitment, or subject to any restrictions in connection with any previous or current employment of any such person, which adversely affects, or which in the future may adversely affect, the business or the proposed business of the Company.

                  6.18. Disclosure. Neither this Agreement nor any of the schedules, exhibits, written statements, documents or certificates prepared or supplied by the Company with respect to the transactions contemplated hereby contain any untrue statement of a material fact or omit a material fact necessary to make the statements contained herein or therein not misleading. Except as disclosed in Schedule 6.18 hereto, there exists no fact or circumstance which, to the knowledge of the Company, materially adversely affects, or which could reasonably be anticipated to have a material adverse effect on, the existing or expected financial condition, operating results, assets, customer relations, employee relations or business prospects of the Company.

                  6.19. Closing Date. The representations and warranties of the Company contained in this Agreement, and all information contained in any exhibit, schedule or attachment hereto or in any writing delivered by the Company to Dominion, will be true and correct in all material respects on the date of the First Closing as though then made and as though the date of the First Closing were substituted for the date of this Agreement throughout this Agreement, except as affected by the transactions expressly contemplated by this Agreement.

                  6.20. Compliance with the Securities Laws. Except as set forth on Schedule 6.20 hereto, neither the Company nor anyone acting on its behalf has directly or indirectly offered the Shares or any part thereof or any similar security of the Company (or any other securities convertible or exchangeable for the Shares or any similar security), for sale to, or solicited any offer to buy the same from, anyone other than Dominion. All securities of the Company heretofore sold and issued by it were sold and issued, and the Shares were offered and will be sold and issued, in compliance with all applicable federal and state securities laws.


                  6.21. Brokers. No finder, broker, agent, financial person or other intermediary has acted on behalf of the Company in connection with the offering of the Shares or the consummation of this Agreement or any of the transactions contemplated hereby.

         7. Representations and Warranties of Dominion. Dominion hereby represents and warrants to the Company as follows:

                  7.1. Investment Intent. Dominion is acquiring the Shares for its own account and not with a present view to, or for sale in connection with, any distribution thereof in violation of the registration requirements of the Securities Act. Dominion consents to the placing of a legend on the certificates representing the Shares to the effect that such shares of Common Stock have not been registered under the Securities Act and may not be transferred unless (a) a registration statement under such Act shall have become effective with respect thereto, (b) a written opinion of William S. Clarke, P.A., or counsel for the holder reasonably acceptable to the Company, has been obtained to the effect that no such registration is required or (c) a no-action letter or its equivalent has been issued by the staff of the Securities and Exchange
Commission to the effect that registration under such Act is not required in connection with such proposed transfer.

                  7.2. Authorization. Dominion has the power and authority to execute and deliver this Agreement and to perform all of its obligations hereunder, having obtained all required consents, if any.

                  7.3. Brokers. No finder, broker, agent, financial person or other intermediary has acted on behalf of Dominion in connection with the offering of the Shares or the consummation of this Agreement or any of the transactions contemplated hereby.

                  7.4. Closing Date. The representations and warranties of Dominion contained in this Agreement or in any writing delivered by Dominion to the Company will be true and correct on the date of the First Closing as though then made and as though the date of the First Closing were substituted for the date of this Agreement throughout this Agreement, except as affected by the transactions expressly contemplated by this Agreement.

         8. Covenants of the Company. The Company covenants and agrees with Dominion as follows:

                  8.1. Books and Accounts. The Company will and will cause each Subsidiary hereafter formed or acquired to: (a) make and keep books, records and accounts, which, in reasonable detail, accurately and fairly reflect its transactions and dispositions of its assets; and (b) devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and in accordance with the Company's past practices or any other criteria applicable to such statements, and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

                  8.2. Periodic Reports.

                           (a) The Company will furnish to Dominion as soon as
practicable, and in any event within ninety (90) days after the end of each fiscal year of the Company (commencing with the fiscal year ended January 31, 1996), a consolidated and consolidating annual report of the Company and its Subsidiaries, including a consolidated and consolidating balance sheet as at the end of such fiscal year and consolidated and consolidating statements of income and retained earnings, and changes in consolidated financial position for such fiscal year, together with the related notes thereto, setting forth in each case in comparative form corresponding figures for the preceding fiscal year, all of which will be correct and complete and will present fairly the consolidated financial position of the Company and its Subsidiaries and the consolidated results of their operations and changes in their financial position as of the time and for the period then ended. The consolidated portions of such financial statements shall be accompanied by an unqualified report (other than qualifications contingent upon the Company's ability to obtain additional financing), in form and substance reasonably satisfactory to Dominion, of independent public accountants reasonably satisfactory to Dominion to the effect that such financial statements have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior years (except as otherwise specified in such report), and present fairly the consolidated financial position of the Company and its Subsidiaries and the consolidated results of their operations and changes in their consolidated financial position as of the time and for the period then ended. The Company will use its best efforts to conduct its business so that such report of the independent public accountants will not contain any qualifications as to the scope of the audit, the continuance of the Company and its Subsidiaries, or with respect to the Company's compliance with generally accepted accounting principles consistently applied, except for changes in methods of accounting in which such accountants concur.

                           (b) The Company will furnish to Dominion, as soon as
practicable and in any event within forty-five (45) days after the end of each of the first three (3) fiscal quarters of the Company, a quarterly report of the Company and its Subsidiaries consisting of an unaudited consolidated and consolidating balance sheet as at the end of such quarter and an unaudited consolidated and consolidating statement of income and retained earnings and changes in consolidated financial position for such quarter and the portion of the fiscal year then ended, setting forth in each case in comparative form corresponding figures for the preceding fiscal year. All such reports shall be certified by the chief financial officer of the Company to be correct and complete, to present fairly the consolidated financial position of the Company and its Subsidiaries and the consolidated results of their operations and changes in their consolidated financial position as of the time and for the period then ended and to have been prepared in accordance with generally accepted accounting principles.

                  8.3. Certificates of Compliance. Concurrently with the furnishing of the reports pursuant to Sections 8.2(a) and 8.2(b) hereof, the Company will furnish to Dominion an Officer's Certificate stating that neither the Company nor any Subsidiary is in default under, or has breached, any material agreement or obligation, including, without limitation, this Agreement, or if any such default or breach exists, specifying the nature thereof and what actions the Company has taken and proposes to take with respect thereto. The Company covenants that promptly after the occurrence of any default hereunder or any default under or breach of any material agreement, or any other material adverse event or circumstance affecting the Company or any of its Subsidiaries, it will deliver to Dominion an Officers' Certificate specifying in reasonable detail the nature and period of existence thereof, and what actions the Company has taken and proposes to take with respect thereto.

                  8.4. Other Reports and Inspection. The Company will furnish to Dominion (a) as soon as practicable after issuance, copies of any financial statements or reports prepared by the Company or its Subsidiaries for, or otherwise furnished to, its
                                      -13-
stockholders or the Securities and Exchange Commission and (b) promptly, such other documents, reports and financial data as Dominion may reasonably request. In addition the Company will, upon reasonable prior notice, make available during regular business hours to Dominion or its representatives or designees
(a) all assets, properties and business records of the Company and its Subsidiaries for inspection and/or copying and (b) the directors, officers and employees of the Company and its Subsidiaries for interviews concerning the business, affairs and finances of the Company and its Subsidiaries, provided, however, nothing herein shall require the Company to provide Dominion with copies of or access to its scientific data.

                  8.5. Insurance. The Company will at all times maintain valid policies of worker's compensation insurance and such insurance with respect to its properties and business and the properties and business of its Subsidiaries of the kinds and in amounts not less than is customarily maintained by corporations engaged in the same or similar business and similarly situated, including, without limitation, insurance against fire, loss, damage, theft, public liability and other risks.

                  8.6. Use of Proceeds. After the date of each respective Closing, the Company will use the proceeds from the sale of the Shares for the purposes set forth on Schedule 8.6 hereto.

                  8.7. Material Changes. The Company will promptly notify Dominion of any material adverse change in the business, properties, assets or condition, financial or otherwise, of the Company or any of its Subsidiaries, or any other material adverse event or circumstance affecting the Company or any of its Subsidiaries, and of any litigation or governmental proceeding pending or, to the knowledge of the Company or any Subsidiary, threatened against the Company or any of its Subsidiaries or against any director or officer of the Company or any of its Subsidiaries.

                  8.8. Transactions with Affiliates. Except for the transactions contemplated by this Agreement, neither the Company nor any Subsidiary shall (a) engage in any transaction with, (b) make any loans to, nor (c) enter into any contract, agreement or other arrangement (i) providing for (x) the employment of, (y) the furnishing of services by, or (z) the rental of real or personal property from, or (ii) otherwise requiring payments to, any officer, director or key employee of the Company or any Subsidiary or any relative of such persons or any other "affiliate" or "associate" of such persons (as such terms are defined in the rules and regulations promulgated under the Securities Act), without the prior approval of the Company's Board of Directors.

                  8.9. Corporate Existence, Licenses and Permits; Maintenance of Properties; New Businesses. The Company will at all times conduct its business in the ordinary course and cause to be done all things necessary to maintain, preserve and renew its existence and the corporate existence of each of its Subsidiaries and will preserve and keep in force and effect, and cause each Subsidiary to preserve and keep in force and effect, all licenses, permits and authorizations necessary to the conduct of its and their respective businesses. The Company will also maintain and keep, and cause each Subsidiary to maintain and keep, its and their respective properties in good repair, working order and condition, and from time to time, to make all needful and proper repairs, renewals and replacements, so that the business carried on in connection therewith may be properly conducted at all times.

                  8.10. Other Material Obligations. The Company will comply with, and will cause each Subsidiary to comply with, (a) all material obligations which it or its Subsidiaries are subject to, or become subject to, pursuant to any contract or agreement, whether oral or written, as such obligations are required to be observed or performed, unless and to the extent that the same are being contested in good faith and by appropriate proceedings and the Company and its Subsidiaries have set aside on their books adequate reserves with respect thereto, and (b) all applicable laws, rules, and regulations of all governmental authorities, the violation of which could have a material adverse effect upon the business of the Company or any Subsidiary.

                  8.11. Amendment to the Certificate of Incorporation and the By-Laws. The Company will perform and be in compliance with and observe all of the provisions set forth in its Certificate of Incorporation and By-Laws to the extent that the performance of such obligations is legally permissible; provided that the fact that performance is not legally permissible will not prevent such nonperformance from constituting an event of default under this Agreement. The Company will not amend its Certificate of Incorporation or By-Laws so as to adversely affect the rights of Dominion under this Agreement, the Certificate of Incorporation or the By-Laws.

                  8.12. Board of Directors. Commencing as of the date of the First Closing and so long as Dominion holds more than 500,000 Shares, Dominion may, by written notice to the Company, designate one representative to be elected as a member of the Company's Board of Directors and the Company hereby agrees to include such representative among management's nominees and to cause such representative to be elected to, and at all times to be a member of, the Company's Board of Directors. At all times the Company's Certificate of Incorporation or By-Laws will contain provisions authorizing not more than five members of the Company's Board of Directors. If any director designated by Dominion shall be removed, resign or otherwise fail to be a director for the whole term for which elected, the Company will use its best efforts to cause such vacancy to be filled in accordance with this Section
8.12. The Company agrees to reimburse the director designated by Dominion pursuant to this Section 8.12 for their out-of-pocket expenses incurred by such director in attending meetings of the Board of Directors. Meetings of the Board of Directors shall be held no less frequently than once every three (3) months.


                  8.13. Merger; Sale of Assets. Neither the Company nor any Subsidiary will become a party to any merger or consolidation, or sell, lease or otherwise dispose of any of its assets, other than sales and leases of assets in the ordinary course of business, without the prior approval of Dominion's representative on the Company's Board of Directors, except that (a) any Subsidiary may merge or consolidate with any other Subsidiary or Subsidiaries,
(b) any Subsidiary may merge or consolidate with the Company so long as the Company is the surviving entity of such merger or consolidation, and (c) any Subsidiary may lease, sell, transfer or otherwise dispose of all or any part of its properties and assets to the Company or any other Subsidiary.

                  8.14. Acquisition. The Company will not acquire, or permit any Subsidiary to acquire, any interest in any business from any person, firm or entity (whether by a purchase of assets, purchase of stock, merger or otherwise) without the prior approval of Dominion's representative on the Company's Board of Directors, except the acquisition of 1% or less of any class of outstanding securities of a company whose securities are listed on a national securities exchange or which has not fewer than 1,000 stockholders and except as otherwise specifically permitted pursuant to the provisions of this Agreement.

                  8.15. Dividends; Distributions; Repurchases of Common Stock; Treasury Stock. The Company shall not declare or pay any dividends on, or make any other distribution with respect to, its capital stock, whether now or hereafter outstanding, other than dividends payable in shares of such stock, or purchase, acquire, redeem or retire any shares of its capital stock, without the consent of Dominion's representative on the Company's Board of Directors, provided, however, the foregoing shall not prohibit the Company from repurchasing any shares of its Common Stock from any present or former officer, Director or employee of the Company.

                  8.16. Consents. Prior to the First Closing the Company shall obtain all consents needed to enable it to perform all of its obligations under this Agreement and the transactions contemplated hereby.

                  8.17. Taxes and Liens. The Company will duly pay and discharge, and will cause each of its Subsidiaries to duly pay and discharge, when payable, all taxes, assessments and governmental charges imposed upon or against the Company or its Subsidiaries or their respective properties, or any part thereof or upon the income or profits therefrom, in each case before the same become delinquent and before penalties accrue thereon, as well as all claims for labor, materials or supplies which if unpaid might by law become a lien upon any of its property or any property of any Subsidiary, unless and to the extent that the same are being contested in good faith and by appropriate proceedings and the Company and its Subsidiaries have set aside on their books adequate reserves with respect thereto.

                  8.18. Restrictive Agreement. The Company covenants and agrees that subsequent to the First Closing, neither it nor any of its Subsidiaries will be a party to any agreement or instrument which by its terms would restrict the Company's performance of its obligations pursuant to this Agreement.

         9.       Registration of Common Stock.

                  9.1. Demand Registration. Upon the written request of one or more registered holders of Securities, which request will state the intended method of disposition by such holders and will request that the Company effect the registration under the Securities Act of all or part of the Registrable
Common Stock (as defined in Section 10.5 hereof) of such holders, the Company will, within ten (10) days after the receipt of such request give written notice of such requested registration to all registered holders of Securities and thereupon (except as expressly provided herein) will use reasonable efforts to effect the registration ("Demand Registration") under the Securities Act of (x) the shares of Registrable Common Stock included in the initial request for registration (for disposition in accordance with the intended method of disposition stated in such request) and (y) all other shares of Registrable Common Stock the holders of which have made written request to the Company for registration thereof within 15 days after the receipt of such written notice from the Company, provided that:

                           (a) the Company shall be required to effect only two
Demand Registrations hereunder, each of which shall have been initially requested by holders of at least 60% of the Securities outstanding at the time of such request, except that, upon request of any holder of Securities (regardless of the number of Securities held by such holder), the Company shall be required to effect an unlimited number of registrations on Form S-3, or a similar short form registration statement, which registrations (hereinafter referred to as "Short Form Registrations") shall not be included for purposes of this Section 9.1(a) in the total of two Demand Registrations which the Company is required to effect;

                           (b) if a Demand Registration is in connection with an
underwritten public offering, the underwriters will be selected by holders of a majority of Registrable Common Stock being included in such offering, subject to the approval of the Company (which approval shall not be unreasonably withheld), and each holder of Securities agrees by acquisition of such Securities not to effect any public sale or distribution of such Securities or Registrable Common Stock (other than as part of such underwritten public offering) during the period commencing seven days prior to, and expiring ninety (90) days after, such underwritten public offering has become effective;

                           (c) the Company shall not include and shall not
permit third parties to include additional securities in any Demand Registration without the consent of the holders of a majority of the shares of Registrable Common Stock sought to be included in such Demand Registration;

                           (d) if a Demand Registration is in connection with an
underwritten public offering, and if the managing underwriters advise the Company in writing that in their opinion the amount of Registrable Common Stock requested to be included in such registration exceeds the amount of such Registrable Common Stock which can be sold in such offering, the Company will nevertheless include such Registrable Common Stock in such registration prior to the inclusion of any securities which are not Registrable Common Stock (notwithstanding any consent obtained in accordance with Section 9.1(c) hereof) pro rata among the holders of Registrable Common Stock requesting inclusion on the basis of the number of shares of Registrable Common Stock of such holders; and

                           (e) registrations under this Section 9.1 will be on a
form permitted by the rules and regulations of the Securities and Exchange Commission selected by the underwriters if the Demand Registration is in connection with an underwritten public offering or otherwise by the Company.

                  9.2.  Incidental Registrations.

                           (a) If the Company at any time proposes to register
any of its securities under the Securities Act (other than pursuant to Section 9.1) whether of its own accord or at the demand of any holder of such securities pursuant to an agreement with respect to the registration thereof, and if the form of registration statement proposed to be used may be used for the registration of Registrable Common Stock, the Company will give notice to all holders of Securities not less than fifteen (15) days prior to the filing of such registration statement of its intention to proceed with the proposed registration (the "Incidental Registration"), and, upon the written request of any such holder made within ten (10) days after the receipt of any such notice (which request will specify the Registrable Common Stock intended to be disposed of by such holder and state the intended method of disposition thereof), the Company will use reasonable efforts to cause all Registrable Common Stock as to which registration has been requested to be registered under the Securities Act, provided that if such registration is in connection with an underwritten public offering, such holder's Securities to be included in such registration shall be offered upon the same terms and conditions as apply to any other securities included in such registration.

                           (b) If an Incidental Registration is a primary
registration on behalf of the Company and is in connection with an underwritten public offering, and if the managing underwriters advise the Company in writing that in their opinion the amount of securities requested to be included in such registration (whether by the Company, the holders of Securities pursuant to Section 9.2(a) or other holders of its securities pursuant to any other rights granted by the Company to demand inclusion of any such securities in such registration) exceeds the amount of such securities which can be sold in such offering, the Company will include in such registration the amount of securities requested to be included which in the opinion of such underwriters can be sold, in the following order (i) first, all of the securities the Company proposes to sell, (ii) second, subject to the terms of any other agreement to which the Company is a party, all of the Registrable Common Stock requested to be included in such registration, pro rata among the holders thereof on the basis of the number of shares of Registrable Common Stock then owned by such holders, and
(iii) third, any other securities requested to be included in such registration, pro rata among the holders thereof on the basis of the amount of such securities then owned by such holders.

                           (c) If an Incidental Registration is a secondary
registration on behalf of holders of securities of the Company and is in connection with an underwritten public offering, and if the
                                      -19-
managing underwriters advise the Company in writing that in their opinion the amount of securities requested to be included in such registration (whether by such holders, by holders of Securities pursuant to Section 9.2(a) or by holders of its securities pursuant to any other rights granted by the Company to demand inclusion of securities in such registration) exceeds the amount of such securities which can be sold in such offering, the Company will include in such registration, the amount of securities requested to be included which in the opinion of such underwriters can be sold, in the following order (i) first, all of the securities requested to be included by holders demanding or requesting such registration, (ii) second, subject to the terms of any other agreement to which the Company is a party, all of the Registrable Common Stock requested to be included in such registration, pro rata among the holders thereof on the basis of the number of shares of Registrable Common Stock then owned by such holders; and (iii) third, any other securities requested to be included in such registration, pro rata among the holders thereof on the basis of the amount of such securities then owned by such holders.

                  9.3. Registration Procedures. If and whenever the Company is required to use reasonable efforts to effect or cause the registration of any Registrable Common Stock under the Securities Act as provided in this Section 9, the Company will, as expeditiously as possible:

                           (a) prepare and file with the Securities and Exchange
Commission a registration statement with respect to such Registrable Common Stock and use reasonable efforts to cause such registration statement to become effective;

                           (b) prepare and file with the Securities and Exchange
Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period of not less than nine (9) months or such shorter period in which the disposition of all securities in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such registration statement shall be completed, and to comply with the provisions of the Securities Act (to the extent applicable to the Company) with respect to such dispositions;

                           (c) furnish to each seller of such Registrable Common
Stock such number of copies of such registration statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus included in such registration statement (including each preliminary prospectus), in conformity with the requirements of the Securities

Act, and such other documents, as such seller may reasonably request, in order to facilitate the disposition of the Registrable Common Stock owned by such seller;

                           (d) use its reasonable efforts to register or qualify
such Registrable Common Stock covered by such registration statement under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests, and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Common Stock owned by such seller, except that (i) the Company will not be required to register or qualify such Registrable Common Stock in any jurisdiction in which the officers or Directors of the Company would be required by the relevant securities commission or its equivalent in such jurisdiction to enter into an agreement restricting their rights to transfer their shares of Common Stock, and (ii) the Company will not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not, but for the requirements of this Section 9.3(d) be obligated to be qualified, to subject itself to taxation in any such jurisdiction, or to consent to general service of process in any such jurisdiction;

                           (e) provide a transfer agent and registrar for all
such Registrable Common Stock covered by such registration statement not later than the effective date of such registration statement;

                           (f) notify each seller of such Registrable Common
Stock at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of any such seller, the Company will prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Common Stock, such prospectus will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;

                           (g) cause all such Registrable Common Stock to be
listed on each securities exchange or automated over-the-counter trading system on which similar securities issued by the Company are then listed;

                           (h) enter into such customary agreements (including
an underwriting agreement in customary form) and take all such other actions as reasonably required in order to expedite or facilitate the disposition of such Registrable Common Stock; and

                           (i) make available for inspection by any seller of
Registrable Common Stock, any underwriter participating in any disposition pursuant to such registration statement, and any attorney, accountant or other agent retained by any such seller and/or representative of such seller or underwriter, all financial and other records, pertinent corporation documents and properties of the Company, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement, provided, however, nothing herein shall require the Company to provide Dominion with copies of or access to its scientific data.

                  9.4.  Registration and Selling Expenses.

                           (a) All expenses incurred by the Company in
connection with the Company's performance of or compliance with this Section 9, including, without limitation (i) all registration and filing fees (including all expenses incident to filing with the National Association of Securities Dealers, Inc.), (ii) blue sky fees and expenses, (iii) all necessary printing and duplicating expenses and (iv) all fees and disbursements of counsel and accountants for the Company (including the expenses of any audit of financial statements), retained by the Company (all such expenses being herein called "Registration Expenses"), will be paid by the Company except as otherwise expressly provided in this Section 9.4.

                           (b) The Company will, in any event, in connection
with any registration statement, pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal, accounting or other duties in connection therewith and expenses of audits of year-end financial statements), the expense of liability insurance and the expenses and fees for listing the securities to be registered on one or more securities exchanges or automated over-the-counter trading systems on which similar securities issued by the Company are then listed.

                           (c) The Company shall bear the Registration Expenses
of the first Demand Registration (which is not a Short Form Registration) and of each Short Form Registration hereunder. Nothing herein shall be construed to prevent any holder or holders from retaining such counsel as they shall choose, the expenses of which shall be borne by such holder or holders.

                           (d) The holders of Registrable Common Stock covered
by the second Demand Registration (which is not a Short Form Registration) shall pay or reimburse the Company for the Registration Expenses in connection therewith, provided that they shall not be liable for expenses which would otherwise have been incurred by the Company in the ordinary course of business or in excess of an aggregate of $60,000; and provided further that to the extent securities of the Company or third parties are included in such registration, the Registration Expenses of such registration shall be borne pro rata by the Company and selling security holders in proportion to the dollar value of the securities being sold by each such person.

                           (e) The holders of Registrable Common Stock covered
by any Incidental Registration shall pay or reimburse the Company for any incremental Registration Expenses incurred by reason of the inclusion of such Registrable Common Stock in such registration.

                           (f) Notwithstanding any of the foregoing, all
underwriting discounts, selling commissions and stock transfer taxes applicable to sales of Registrable Common Stock in connection with any Demand Registration or Incidental Registration shall be borne by all persons who are selling Registrable Common Stock pursuant to such Registration Statement in proportion to the dollar value of the securities being sold by each such person, or in such other proportion as they may agree.

                           (g) All fees and expenses required to be paid by the
holders of Registrable Common Stock in connection with any Demand Registration or Incidental Registration hereunder shall be borne by said holders in proportion to the dollar value of the securities of such holder covered by such Demand Registration or Incidental Registration.

                  9.5. Other Public Sales and Registrations. The Company agrees that if it has previously filed a registration statement with respect to Registrable Common Stock in connection with a Demand Registration or Incidental Registration hereunder, and if such previous registration has not been withdrawn or abandoned, the Company will not file or cause to become effective any other registration of any of its securities under the Securities Act or otherwise effect a public sale or distribution of its securities (except pursuant to registration on Form S-8 or any successor form relating to a special offering to the employees or security holders of the Company or any Subsidiary), whether on its own behalf or at the request of any holder of such securities, until at least ninety (90) days have elapsed after the effective date of such previous registration.

                  9.6. Transferees of Securities. Notwithstanding anything else set forth in this Section 9, no person to whom Securities are transferred shall have any rights under this Section 9 as a holder of such Securities unless such person agrees to be bound by the terms and conditions of this Agreement.

                  9.7.  Indemnification.

                           (a) The Company hereby agrees to indemnify, to the
extent permitted by law, each holder of Registrable Common Stock, its officers and directors, if any, and each person, if any, who controls such holder within the meaning of the Securities Act, against all losses, claims, damages, liabilities and expenses (under the Securities Act or common law or otherwise) caused by any untrue statement or alleged untrue statement of a material fact contained in any registration statement or prospectus (and as amended or supplemented if the Company has furnished any amendments or supplements thereto) or any preliminary prospectus, which registration statement, prospectus or preliminary prospectus shall be prepared in connection with a Demand Registration or Incidental Registration, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, liabilities or expenses are caused by any untrue statement or alleged untrue statement contained in or by any omission or alleged omission from information furnished to the Company by such holder in connection with a Demand Registration or Incidental Registration, provided the Company will not be liable pursuant to this Section 9.7 if such losses, claims, damages, liabilities or expenses have been caused by any selling security holder's failure to deliver a copy of the registration statement or prospectus, or any amendments or supplements thereto, after the Company has furnished such holder with a sufficient amount of copies of the same.

                           (b) In connection with any registration statement in
which a holder of Registrable Common Stock is participating, each such holder shall furnish to the Company in writing such information as is reasonably requested by the Company for use in any such registration statement or prospectus and shall indemnify, to the extent permitted by law, the Company, its directors and officers and each person, if any, who controls the Company within the meaning of the Securities Act, against any losses, claims, damages, liabilities and expenses resulting from any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission of a material fact required to be stated in the registration statement or prospectus or any amendment thereof or supplement thereto or necessary to make the statements therein not misleading, but only to the extent such losses, claims,
                                      -24-
damages, liabilities or expenses are caused by an untrue statement or alleged untrue statement contained in or by an omission or alleged omission from information so furnished by such holder in connection with the Demand Registration or Incidental Registration. If the offering pursuant to any such registration is made through underwriters, each such holder agrees to enter into an underwriting agreement in customary form with such underwriters and to indemnify such underwriters, their officers and directors, if any, and each person who controls such underwriters within the meaning of the Securities Act to the same extent as hereinabove provided with respect to indemnification by such holder of the Company.

                           (c) Promptly after receipt by an indemnified party
under Section 9.7(a) or Section 9.7(b) of notice of the commencement of any action or proceeding, such indemnified party will, if a claim in respect thereof is made against the indemnifying party under such Section, notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than under such Section. In case any such action or proceeding is brought against any indemnified party, and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein, and, to the extent that it wishes, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel approved by such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party under such Section for any legal or any other expenses subsequently incurred by such indemnified party in connection with the defense thereof (other than reasonable costs of investigation) unless incurred at the written request of the indemnifying party. Notwithstanding the above, the indemnified party will have the right to employ counsel of its own choice in any such action or proceeding if the indemnified party has reasonably concluded that there may be defenses available to it which are different from or additional to those of the indemnifying party, or counsel to the indemnified party is of the opinion that it would not be desirable for the same counsel to represent both the indemnifying party and the indemnified party because such representation might result in a conflict of interest (in either of which cases the indemnifying party will not have the right to assume the defense of any such action or proceeding on behalf of the indemnified party or parties and such legal and other expenses will be borne by the indemnifying party). An indemnifying party will not be liable to any indemnified party for any settlement of any such action or proceeding effected without the consent of such indemnifying party.

                           (d) If the indemnification provided for in Section
9.7(a) or Section 9.7(b) is unavailable under applicable law to an indemnified party in respect of any losses, claims, damages or liabilities referred to therein, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and of the holders of Registrable Common Stock on the other in connection with the statements or omissions which resulted in such losses, claims, damages, or liabilities, as well as any other relevant equitable considerations. The relative fault of the Company on the one hand and of the holders of Registrable Common Stock on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Company or by the holders of Registrable Common Stock and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses, claims, damages and liabilities referred to above shall be deemed to include, subject to the limitations set forth in Section 9.7(c), any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person who is not guilty of such fraudulent misrepresentation.

                           (e) Promptly after receipt by the Company or any
holder of Securities of notice of the commencement of any action or proceeding, such party will, if a claim for contribution in respect thereof is to be made against another party (the "contributing party"), notify the contributing party of the commencement thereof; but the omission so to notify the contributing party will not relieve it from any liability which it may have to any other party other than for contribution hereunder. In case any such action, suit, or proceeding is brought against any party, and such party notifies a contributing party of the commencement thereof, the contributing party will be entitled to participate therein with the notifying party and any other contributing party similarly notified.

         10. Certain Definitions. For the purposes of this Agreement the following terms have the respective meanings set forth below:

                  10.1. "Affiliate" means any person, corporation, firm or entity which directly or indirectly controls, is controlled by, or is under common control with the indicated person, corporation, firm or entity.

                  10.2.  "Common Stock" means the Company's Common Stock.

                  10.3. "Generally Accepted Accounting Principles" means generally accepted accounting principles consistently applied.

                  10.4. "Officers' Certificate" means a certificate executed on behalf of the Company by its President, Chairman of the Board, Chief Financial Officer, Secretary or one of its Vice- Presidents.

                  10.5. "Registrable Common Stock" means any Common Stock owned by, or any Common Stock issuable upon exercise of any options, warrants or other rights to purchase Common Stock owned by, a holder of Securities.

                  10.6. "Securities" means the Shares, whether issued at the First Closing or thereafter, but shall not include any such Shares or Common Stock sold or distributed by the Company in any public offering.

                  10.7. "Securities Act" means, as of any given time, the Securities Act of 1933, as amended, or any similar federal law then in force.

                  10.8. "Securities Exchange Act" means, as of any given time, the Securities Exchange Act of 1934, as amended, or any similar federal law then in force.

                  10.9. "Securities and Exchange Commission" includes any governmental body or agency succeeding to the functions thereof.

                  10.10. "Subsidiary" means any person, corporation, firm or entity at least the majority of the equity securities (or equivalent interest) of which are, at the time as of which any determination is being made, owned of record or beneficially by the Company, directly or indirectly, through any Subsidiary or otherwise.

         11.      Miscellaneous.

                  11.1. Survival of Representations, Warranties and Covenants. All representations, warranties, covenants and agreements contained in this Agreement, or in any document, exhibit, schedule or certificate by any party delivered in connection herewith shall survive the execution and delivery of this Agreement and the date of each Closing and the consummation of the transactions contemplated hereby, regardless of any investigation made by Dominion or on its behalf, provided that, except as otherwise provided herein, the obligations of the Company to perform the covenants and agreements set forth in Section 8 hereof will continue only so long as any holder owns in excess of 25% of the Securities or until the Securities have been registered under the Securities Act and distributed to the public, and, further provided that, such representations and warranties shall survive until December 31, 1996.

                  11.2. Expenses. The Company agrees to pay, and save Dominion harmless against liability for the payment of (a) fees and expenses (including, without limitation, attorneys' fees) incurred with respect to any amendments or waivers (whether or not the same shall become effective) under or with respect to this Agreement and the transactions contemplated hereby, (b) stamp and other taxes which may be payable in respect of the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby including the issuance, delivery and acquisition of the Shares, and (c) fees and expenses (including, without limitation, reasonable attorneys' fees) incurred in respect of the enforcement of the rights granted under this Agreement and the transactions contemplated hereby.

                  11.3. Amendments and Waivers. This Agreement and all exhibits and schedules hereto set forth the entire agreement and understanding among the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them. This Agreement may be amended, the Company may take any action herein prohibited or omit to take any action herein required to be performed by it, and any breach of any covenant, agreement, warranty or representation may be waived, only if the Company has obtained the written consent or waiver of (a) Dominion, if the amendment, action, omission or waiver is one which affects its rights or obligations under this Agreement and (b) the holders of 51% of the Securities then outstanding if the amendment, action, omission or waiver is one which affects their rights or obligations under this Agreement. No course of dealing between or among any persons having any interest in this Agreement will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any person under or by reason of this Agreement.

                  11.4. Successors and Assigns. This Agreement may not be assigned by the Company except with the prior written consent of the holders of 51% of the Securities then outstanding. This Agreement shall be binding upon and inure to the benefit of the

Company and its permitted successors and assigns and Dominion and its successors and assigns. The provisions hereof which are for Dominion's benefit as purchaser or holder of the Shares, are also for the benefit of, and enforceable by, any subsequent holder of such Shares.

                  11.5. Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given personally or when mailed by certified or registered mail, return receipt requested and postage prepaid, and addressed to the addresses of the respective parties set forth below or to such changed addresses as such parties may have fixed by notice; provided, however, that any notice of change of address shall be effective only upon receipt:

                  To the Company:
                  Immunotherapeutics, Inc.
                  3233 Fifteenth Street South
                  Fargo, North Dakota  58104
                  Attention:  Dr. Gerald Vosika






                  With a Copy to:
                  William S. Clarke, P.A.
                  5 Independence Way
                  Princeton, New Jersey  08540


                  To Dominion:
                  Dominion Resources, Inc.
                  The Abbey
                  355 Madison Avenue
                  Morristown, New Jersey  07960


                  With a Copy to:
                  William E. McManus, III, Esquire
                  Spencer's Corner
                  90 Main Street - Suite 211
                  Centerbrook, Connecticut  06409-1058


                  11.6. Governing Law. The validity, performance, construction and effect of this Agreement shall be governed by the internal laws of the State of New Jersey without giving effect to principles of conflicts of law.

                  11.7 Counterparts. This Agreement may be executed in any number of counterparts and, notwithstanding that any of the parties did not execute the same counterpart, each of such counterparts shall, for all purposes, be deemed an original, and all such counterparts shall constitute one and the same instrument binding on all of the parties thereto.

                  11.8 Headings. The headings of the Sections hereof are inserted as a matter of convenience and for reference only and in no way define, limit or describe the scope of this Agreement or the meaning of any provision hereof.

                  11.9. Severability. In the event that any provision of this Agreement or the application of any provision hereof is declared to be illegal, invalid or otherwise unenforceable by a court of competent jurisdiction, the remainder of this Agreement shall not be affected except to the extent necessary to delete such illegal, invalid or unenforceable provision unless the provision held invalid shall substantially impair the benefit of the remaining portion of this Agreement.

                  11.10. Approval of Dominion. Whenever the approval of Dominion's representatives on the Company's Board of Directors is required pursuant to this Agreement, if, at such time, Dominion has no such representatives, then the approval of Dominion shall be required in lieu thereof.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.


                                             Immunotherapeutics, Inc.



                                    By:       /s/ Gerald Vosika, Chairman
                                             Name:  Gerald Vosika
                                             Title:  Chairman





                                             Dominion Resources, Inc.



                                    By:       /s/ Gene Mulvihill
                                             Name:  Gene Mulvihill
                                             Title:  Chairman





                                      -31-